Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2021 Financial Results

Shanghai, China, December 15, 2021 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the third quarter of 2021.

Key Highlights for the Third Quarter of 2021

The Company has delivered resilient results despite the travel disruptions in the summer caused by the COVID-19 pandemic.

•

Total net revenue was largely stable year over year and decreased by 9% quarter over quarter, mainly due to natural disasters and new rounds of COVID-19 infections that affected multiple provinces in China.

•

Staycation continues to serve as a major driver of domestic travel recovery in China, with intra-province hotel reservations growing approximately 35% and local hotel reservations growing over 60% compared to the pre-COVID period in 2019.

•	International flight reservations grew approximately 40% quarter over quarter, mainly driven by the recovery of the European and the US markets.

•	Revenues from corporate travel management grew 20% year over year and 1% compared to the pre-COVID period in 2019.

“In the third quarter, we are glad to see the world continues its transition towards normalcy. Thanks to rapid vaccine rollouts and the easing of travel restrictions, people feel more comfortable traveling and can better experience destinations,” said James Liang, Executive Chairman. “We will continue to adopt a dual circulation strategy to focus on both the China domestic and the global travel markets, to keenly seize any opportunity amidst fast-changing market conditions.”

“As the world is moving ahead and international travel becomes realistic once again, we face many challenges for global recovery,” said Jane Sun, Chief Executive Officer. “With crisis comes opportunity. We are working hard to seize opportunities by investing more in services, products and technology to reinstate traveler confidence, and to pursue the perfect trip for a better world.”

Third Quarter of 2021 Financial Results and Business Updates

In the beginning of the third quarter of 2021, the Company continued to experience steady recovery of both domestic and overseas business. However, in August and September 2021, a few waves of COVID-19 infections reemerged in certain regions of China, which restrained users’ demand for the Company products, and materially and adversely affected the overall results of operations for the third quarter of 2021.

For the third quarter of 2021, Trip.com Group reported net revenue of RMB5.3 billion (US$831 million), representing a 2% decrease from the same period in 2020. Net revenue for the third quarter of 2021 decreased by 9% from the previous quarter, primarily due to the reemergence of COVID-19 infections in certain regions in China.

Accommodation reservation revenue for the third quarter of 2021 was RMB2.2 billion (US$341 million), representing an 11% decrease from the same period in 2020, and an 11% decrease from the previous quarter, primarily due to the reemergence of COVID-19 infections in certain regions in China.

Transportation ticketing revenue for the third quarter of 2021 was RMB1.8 billion (US$282 million), representing a 5% decrease from the same period in 2020, and a 12% decrease from the previous quarter, primarily due to the reemergence of COVID-19 infections in certain regions in China.

Packaged-tour revenue for the third quarter of 2021 was RMB392 million (US$61 million), representing a 20% increase from the same period in 2020, and a 7% increase from the previous quarter, primarily due to the increase of leisure travel demand in July 2021 before the reemergence of COVID-19 infections.

Corporate travel revenue for the third quarter of 2021 was RMB338 million (US$53 million), representing a 20% increase from the same period in 2020, primarily driven by expansion in corporate customer base and an optimized product mix. Corporate travel revenue decreased by 13% from the previous quarter, primarily due to the reemergence of COVID-19 infections in certain regions in China.

Cost of revenue for the third quarter of 2021 increased by 19% to RMB1.2 billion (US$190 million) from the same period in 2020, primarily due to an increase in compensation to customer service center personnel. Cost of revenue remained relatively stable compared to the previous quarter. Cost of revenue for the third quarter of 2021 accounted for 23% of the net revenue.

Product development expenses for the third quarter of 2021 increased by 15% to RMB2.3 billion (US$358 million) from the same period in 2020 and increased by 4% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses for the third quarter of 2021 accounted for 43% of the net revenue.

Sales and marketing expenses for the third quarter of 2021 increased by 12% to RMB1.3 billion (US$197 million) from the same period in 2020, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses decreased by 9% from the previous quarter. Sales and marketing expenses for the third quarter of 2021 accounted for 24% of the net revenue.

General and administrative expenses for the third quarter of 2021 increased by 57% to RMB792 million (US$123 million) from the same period in 2020, primarily due to a reversal of bad debt provision in the third quarter of 2020 for the Company’s travel suppliers reflecting the change in credit risk with travel industry recovery. Excluding the effect of bad debt provision, general and administrative expenses decreased by 8% from the same period in 2020. General and administrative expenses increased by 11% from the previous quarter, primarily due to an increase in personnel expenses, including share-based compensation charges. General and administrative expenses for the third quarter of 2021 accounted for 15% of the net revenue.

Income tax expense for the third quarter of 2021 was RMB95 million (US$15 million), compared to RMB245 million in the same period in 2020 and RMB97 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes.

Net loss attributable to Trip.com Group’s shareholders for the third quarter of 2021 was RMB849 million (US$131 million), compared to net income attributable to Trip.com Group’s shareholders of RMB1.6 billion in the same period in 2020 and net loss attributable to Trip.com Group’s shareholders of RMB647 million in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), non-GAAP net income attributable to Trip.com Group’s shareholders was RMB523 million (US$81 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB1.4 billion in the same period in 2020 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB728 million in the previous quarter.

Adjusted EBITDA for the third quarter of 2021 was RMB537 million (US$84 million), compared to RMB1.6 billion in the same period in 2020 and RMB916 million in the previous quarter. Adjusted EBITDA margin was 10% for the third quarter of 2021, compared to 30% in the same period in 2020 and 16% in the previous quarter.

Diluted loss per ordinary share and per ADS was RMB1.32 (US$0.20) for the third quarter of 2021. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per ordinary share and per ADS were RMB0.81 (US$0.13) for the third quarter of 2021. Each ADS currently represents one ordinary share of the Company.

In August and September 2021, the Company repurchased the entire US$500 million (RMB3.2 billion) of the 2025 Hillhouse Notes (as defined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020). In December 2021, the Company repurchased the entire US$500 million (RMB3.2 billion) of the 2025 Booking Notes (as defined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020).

As of September 30, 2021, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB67.6 billion (US$10.5 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00PM EST on December 15, 2021 (or 8:00AM CST on December 16, 2021) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://s1.c-conf.com/diamondpass/10018307-37s73l.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN.

A telephone replay of the call will be available after the conclusion of the conference call until December 23, 2021.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10018307

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to adjusted net income attributable to Trip.com Group’s shareholders, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	19,415	20,528	3,186
Short-term investments	24,820	36,883	5,724
Accounts receivable, net	4,119	5,213	809
Prepayments and other current assets	9,657	13,972	2,168
Total current assets	58,011	76,596	11,887
Property, equipment and software	5,780	5,624	873
Intangible assets and land use rights	13,344	13,112	2,035
Right-of-use asset	987	822	128
Investments (Includes held to maturity time deposit and financial products of RMB15,357 million and RMB10,186 million as of December 31,2020 and September 30, 2021, respectively)	47,943	43,216	6,707
Goodwill	59,353	59,353	9,211
Other long-term assets	436	414	64
Deferred tax asset	1,395	1,727	268
Total assets	187,249	200,864	31,173
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	33,665	45,143	7,006
Accounts payable	4,506	7,325	1,137
Advances from customers	7,605	7,425	1,152
Other current liabilities	12,593	13,624	2,115
Total current liabilities	58,369	73,517	11,410
Deferred tax liability	3,574	3,518	546
Long-term debt	22,718	12,271	1,904
Long-term lease liability	618	427	66
Other long-term liabilities	403	202	31
Total liabilities	85,682	89,935	13,957
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	100,354	110,005	17,073
Non-controlling interests	1,213	924	143
Total shareholders’ equity	101,567	110,929	17,216
Total liabilities and shareholders’ equity	187,249	200,864	31,173

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	2,479	2,455	2,194	341
Transportation ticketing	1,904	2,066	1,817	282
Packaged-tour	326	367	392	61
Corporate travel	282	390	338	53
Others	473	614	605	94
Total revenue	5,464	5,892	5,346	831
Less: Sales tax and surcharges	(2)	(2)	(2)	(0)
Net revenue	5,462	5,890	5,344	831
Cost of revenue	(1,029)	(1,223)	(1,223)	(190)
Gross profit	4,433	4,667	4,121	641
Operating expenses:
Product development **	(2,008)	(2,226)	(2,305)	(358)
Sales and marketing **	(1,130)	(1,402)	(1,270)	(197)
General and administrative **	(505)	(713)	(792)	(123)
Total operating expenses	(3,643)	(4,341)	(4,367)	(678)
Income/(loss) from operations	790	326	(246)	(37)
Interest income	642	472	485	75
Interest expense	(430)	(418)	(382)	(59)
Other income/(expense)	1,019	(848)	(854)	(133)
Income/(loss) before income tax expense and equity in income of affiliates	2,021	(468)	(997)	(154)
Income tax expense	(245)	(97)	(95)	(15)
Equity in (loss)/income of affiliates	(195)	(94)	224	35
Net income/(loss)	1,581	(659)	(868)	(134)
Net (income)/loss attributable to non-controlling interests	(3)	12	19	3
Net income/(loss) attributable to Trip.com Group Limited	1,578	(647)	(849)	(131)
Earnings/(losses) per ordinary share *
- Basic	2.63	(1.02)	(1.32)	(0.20)
- Diluted	2.61	(1.02)	(1.32)	(0.20)
Earnings/(losses) per ADS *
- Basic	2.63	(1.02)	(1.32)	(0.20)
- Diluted	2.61	(1.02)	(1.32)	(0.20)
Weighted average ordinary shares outstanding *
- Basic	600,679,152	635,476,056	643,856,428	643,856,428
- Diluted	619,856,488	635,476,056	643,856,428	643,856,428
** Share-based compensation included in Operating expenses above is as follows:
Product development	272	181	221	34
Sales and marketing	45	34	35	5
General and administrative	214	151	258	40

*

The change in ADS ratio proportionate to the Share Subdivision from eight ADSs representing one ordinary share to one ADS representing one Share, effective on March 18, 2021. Basic and diluted earnings per ordinary share (GAAP and Non-GAAP) and weighted average ordinary shares outstanding (GAAP and Non-GAAP) for the three months ended September 30, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss)	1,581	(659)	(868)	(134)
Less: Interest income	(642)	(472)	(485)	(75)
Add: Interest expense	430	418	382	59
Add: Other (income)/expense	(1,019)	848	854	133
Add: Income tax expense	245	97	95	15
Add: Equity in loss/(income) of affiliates	195	94	(224)	(35)
Income/(loss) from operations	790	326	(246)	(37)
Add: Share-based compensation	531	366	514	79
Add: Depreciation and amortization	298	224	269	42
Adjusted EBITDA	1,619	916	537	84
Adjusted EBITDA margin	30%	16%	10%	10%
Net income/(loss) attributable to Trip.com Group Limited	1,578	(647)	(849)	(131)
Add: Share-based compensation	531	366	514	79
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(785)	1,053	903	140
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	75	(44)	(45)	(7)
Non-GAAP net income attributable to Trip.com Group Limited	1,399	728	523	81
Weighted average ordinary shares outstanding- Diluted-non GAAP *	605,249,788	645,021,131	646,684,353	646,684,353
Non-GAAP Diluted income per share *	2.32	1.13	0.81	0.13
Non-GAAP Diluted income per ADS *	2.32	1.13	0.81	0.13

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4434 on September 30, 2021 published by the Federal Reserve Board.